UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 20, 2018 titled “GeoPark Announces Share Repurchase Program and Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

SHARE REPURCHASE PROGRAM

AND OPERATIONAL UPDATE

Santiago, Chile – December 20, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its Board of Directors has approved a program to repurchase up to 10% of its shares outstanding or approximately 6,063,000 shares.

Share Repurchase Program

•	GeoPark believes its shares to be significantly undervalued considering its oil and gas production, reserves, cash flow generation, low cost operations, balance sheet, pan Latin American asset portfolio, new project inventory, 2019 self-funded flexible work program and long-term consistent performance track-record. GeoPark’s consolidated 2017 certified (DeGolyer & MacNaughton) 2P net debt-adjusted, after-tax net present value (2P net debt-adjusted NPV10), prior to its growth in 2018, was approximately $29/share. Looking at GeoPark’s Colombia assets alone, its 2017 certified 2P net debt-adjusted NPV10, prior to its growth in 2018, was approximately $16/share

•	The repurchase program will begin on December 21, 2018 and will expire on December 31, 2019

•	The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors

GeoPark is having an exceptional year in 2018 and extending its industry-leading 16-year track record of continuous production and reserves growth. Highlights include:

Exceeding Production Targets

•	Current production exceeding year-end targets with an exit forecast production of 40,000 boepd

Continuing Reserves Growth

•	Reserves currently being certified, expecting reserves growth following expansion and new discoveries in the Llanos 34 block (GeoPark operated, 45% WI) in Colombia, new gas field discoveries in Chile and a new acquisition in Argentina

Significant Cash Flow Generation

•	9M2018 Adjusted EBITDA of $244.8 million

•	Adjusted EBITDA more than two times organic capital expenditures

Consolidating Core Assets

•	Acquired and closed on LGI’s 20% equity interest in GeoPark’s Colombian and Chilean subsidiaries, delivering shareholders with significant accretive acquisitions, including in the valuable Llanos 34 block

Strong Balance Sheet

•	Cash in hand of $152.7 million at the end of 3Q2018

•	Net debt to Adjusted EBITDA ratio below 1x at the end of 3Q2018

Differentiating Cost Advantages

•	Consolidated opex of $8-9/boe in 2018

•	Consolidated 2017 2P F&D costs of $4.0/boe / Colombia 2P F&D of $2.8/bbl

•	85-90% of GeoPark’s production is cash flow positive at $25-30/bbl Brent

Self-Funded 2019 Work Program

•	Targeting 15% production growth, new exploration opportunities and major project start-up, with work program funded from operating cash flows

Commodity Risk Management Contracts

•	Hedged 40-45% of 1Q2019 oil production at a Brent price floor of $60-65/bbl and ceilings of $90-97/bbl Brent

New Project Opportunities

•	Long-term acquisition partnership with ONGC, the national oil company of India, to continue growing GeoPark’s portfolio across Latin America

Improving Market Visibility

•	Continued improving market visibility with an average daily stock trading volume of $4.3 million year to date

Upcoming Catalysts

•	4Q2018 Operational Update in January 2019

•	2018 Certified Reserves Release in February 2019

•	4Q2018 and full year results in March 2019

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the Repurchase Program and expectations for our production, reserves growth, financial performance, costs and portfolio. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

Adjusted EBITDA: The company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from 15 period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The table below reconciles Adjusted EBITDA to Operating Profit and Profit Before Income Taxes:

(Information as of Sept 30, 2018)	(in millions of $)
Adjusted EBITDA	244.8
Depreciation	(68.3)
Unrealized commodity risk management contracts	11.5
Write-off of unsuccessful exploration efforts	(14.5)
Share based payments	(3.6)
Other	3.2
Operating Profit	173.0
Financial costs, net	(25.9)
Foreign exchange charges, net	(17.9)
Profit Before Income Tax	129.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: December 20, 2018